[LETTERHEAD OF TRINITY BIOTECH Plc]

July 13, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Charles Edwards, Esq.

Re:	Trinity Biotech Plc Registration Statement on Form F-3 File No. 333-239701

Dear Mr. Edwards:

The undersigned, on behalf of Trinity Biotech Plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time on Wednesday, July 15, 2020, or as soon thereafter as possible.

Management of Trinity is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,
/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer